SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549


                                 _____________


                                      FORM 11-K/A

                                    Amendment No. 1


                                     ANNUAL REPORT
                           PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934





(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended   December 31, 1993


                                          OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number    1-724

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates and Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates

       B. Name of issuer of the securities held pursuant to the plan and the address ofits principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                                 REQUIRED INFORMATION


       The plan financial statements, which have been prepared in accordance with Rule 15d-21 of the Securities Exchange Act of 1934, have been filed with the Securities and Exchange Commission under cover of Form SE pursuant to
Item 311 of Regulation S-T. Due to weather conditions in the Northeast Corridor which grounded aircraft bound for Washington D.C., the Form SE filing was not made by the date of the filing of the initial Form 11-K.
At the request of the Staff, this Amendment No. 1 is being made so that the filing date of the Form SE will comply with Item 311(h)(2) Regulation S-T.



                                      SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        PHILLIPS-VAN HEUSEN CORPORATION
                                        ASSOCIATES INVESTMENT PLANS




Date:  July 1, 1994                     By Pamela N. Hootkin
                                           Pamela N. Hootkin, Member of
                                           Administrative Committee